SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5 )*

                         SUNSTONE HOTEL INVESTORS, INC.
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                                (Name of Issuer)

                    COMMON STOCK, par value $0.01 per share
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                         (Title of Class of Securities)

                                  867933 10 3
                                 (CUSIP Number)

                                Robert A. Alter
                        Sunstone Hotel Properties, Inc.
                               903 Calle Amanecer
                      San Clemente, California 92673-6212

                                With a copy to:

                          Steven L. Lichtenfeld, Esq.
                               Battle Fowler LLP
                               Park Avenue Tower
                              75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7000
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 7, 1999
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP  NO. 867933 10 3                                         Page 2 of 4 pages
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     This Amendment No. 5 to Schedule 13D amends the Schedule 13D filed on April
15, 1999, as amended (the "Schedule 13D"), which relates to the shares of common stock, par value $0.01 per share (the "Common Stock") of Sunstone Hotel Investors, Inc., a Maryland corporation (the "Company"). Capitalized terms used herein but not defined shall have the meanings attributed to them in the
Schedule 13D.

     As previously described in the Schedule 13D, SHP Acquisition, L.L.C. and its subsidiary, SHP Investors Sub, Inc. ("Buyer"), entered into an Agreement and Plan of Merger with the Company, dated as of July 12, 1999 (the "Merger Agreement"), pursuant to which Buyer would be merged with and into the Company. As described in Amendment No. 1 to the Schedule 13E-3 (as amended, the "Schedule 13E-3") filed by the Company, SHP Acquisition, L.L.C., Buyer, Robert A. Alter, Alter SHP, L.L.C., Charles L. Biederman, Biederman SHP, L.L.C., Westbrook Real Estate Fund III, L.P., Westbrook Real Estate Co-Investment Partnership III, L.P., Westbrook SHP, L.L.C. and Paul D. Kazilionis, the parties to the Merger Agreement amended and restated the Merger Agreement as of October 7, 1999. A copy of the Amended and Restated Agreement and Plan of Merger by and among SHP Acquisition, Buyer and the Company, dated as of October 7, 1999, is Exhibit 2.1 to the Schedule 13E-3 and is hereby incorporated by reference.

Item 7.  Material to Be Filed as Exhibits.

             Item 7 of the Schedule 13D is amended and supplemented by adding the following exhibit thereto:

         8. Amended and Restated Agreement and Plan of Merger, dated as of October 7, 1999, by and among SHP Acquisition, Buyer and the Company, incorporated by reference to Exhibit 2.1 to the Schedule 13E-3.

                      [Signature page immediately follows]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.


Dated:  October 8, 1999


                                    /s/Robert A. Alter
                                    --------------------------------------------
                                    Robert A. Alter


                                    *
                                    --------------------------------------------
                                    Charles L. Biederman


                                    *
                                    --------------------------------------------
                                    Randy C. Hulce


                                    *
                                    --------------------------------------------
                                    Douglas C. Sutten


                                    *By:/s/Robert A. Alter
                                        ----------------------------------------
                                        Robert A. Alter, Pro Se and
                                        Attorney-in-Fact

Exhibit Number                   Description of Exhibits
--------------                   -----------------------

8. Amended and Restated Agreement and Plan of Merger, dated as of October 7, 1999, by and among SHP Acquisition, Buyer and the Company, incorporated by reference to Exhibit 2.1 to the
                                 Schedule 13E-3.